Exhibit 99.2

Genius Sports Reports Third Quarter Results Ahead of Expectations and Raises Full-Year Revenue and

Group Adj. EBITDA Guidance

•	Group Revenue of $102m, exceeding third quarter guidance of $100m and representing 29% year-on-year growth

•	Group Net Loss of ($12m) and Group Adj. EBITDA of $18m, exceeding third quarter guidance of $17m and representing 131% year-on-year growth

•	Third quarter Group Adj. EBITDA margins improved by 770 basis points year-on-year

•	Raising 2023 Group Revenue and Adj. EBITDA guidance for the third consecutive quarter to $412m and $53m, respectively

•	Reaffirming expectation for positive free-cash-flow in the second half of 2023

LONDON & NEW YORK, November 13, 2023 – Genius Sports Limited (NYSE:GENI) (“Genius Sports” or the “Group”), the official data, technology and broadcast partner that powers the global ecosystem connecting sports, betting and media, today announced financial results for its fiscal third quarter ended September 30, 2023.

“Our consistent outperformance reflects the execution of our core strategy as we continue to develop and distribute innovative technology across the sports ecosystem, enabling success for our partners, and further solidifying our long-term strategic position,” said Mark Locke, Genius Sports Co-Founder and CEO. Nick Taylor, Genius Sports CFO, added, “We have reached a critical turning point in our business as we have realized consistent margin expansion in each quarter this year and now have much higher visibility into our long-term model following the renewals and extensions of key rights partnerships.”

$ in thousands	Q323	Q322%
Group Revenue	101,729	78,650	29.3%
Betting Technology, Content & Services	65,927	49,156	34.1%
Media Technology, Content & Services	22,938	17,931	27.9%
Sports Technology & Services	12,864	11,563	11.3%
Group Net loss	(11,616)	(8,967)	(29.5%)
Group Adjusted EBITDA	17,695	7,658	131.1%
Group Adjusted EBITDA Margin	17.4%	9.7%	7.7%

$ in thousands	YTD23	YTD22%
Group Revenue	285,805	235,690	21.3%
Betting Technology, Content & Services	187,529	143,708	30.5%
Media Technology, Content & Services	63,059	57,059	10.5%
Sports Technology & Services	35,217	34,923	0.8%
Group Net loss	(47,082)	(53,920)	12.7%
Group Adjusted EBITDA	41,387	13,127	215.3%
Group Adjusted EBITDA Margin	14.5%	5.6%	8.9%

Q3 2023 Financial Highlights

•	Group Revenue: Group revenue increased 29% year-over-year to $101.7 million.

○

Betting Technology, Content & Services: Revenue increased 34% year-over-year to $65.9 million, driven by new customer acquisitions, increased customer utilization of available content, and growth in business with existing customers due to price increases on contract renewals and renegotiations alongside the expansion of value-add services, and new service offerings.

○	Media Technology, Content & Services: Revenue increased by 28% year-over-year to $22.9 million, driven by growth in the Americas region, primarily for programmatic advertising services.

○	Sports Technology & Services: Revenue increased 11% year-over-year to $12.9 million.

•

Group Net Loss: Loss from operations narrowed from ($33.4 million) in the third quarter ended September 30, 2022, to ($8.9 million) in the third quarter of this year, driven by improved underlying performance. This improvement was offset by a $29.8 million reduction in gain on foreign currency compared to the prior year, resulting in Group net loss of ($11.6 million) in the third quarter ended September 30, 2023.

•

Group Adjusted EBITDA: Group Adjusted (non-GAAP) EBITDA was $17.7 million in the quarter vs. $17.0 million guidance. This represents a 131% increase compared to the $7.7 million reported in the third quarter ended September 30, 2022.

Q3 2023 Business Highlights

•	After the reporting period:

○	Expanded partnership with the NFL to power NFL+ with data-driven on-screen graphic overlays and visualizations

○	Signed new partnership with Premier League Productions to deliver an enhanced live broadcast with rich tracking data insights and data-driven augmentations

•	Launched BetVision, an immersive sports betting experience including NFL live game video

•	Announced new partnership with Snap to power immersive AR experiences with NFL data on Verizon’s 5G network

•	Developed the first official Rugby World Cup Fantasy game in partnership with World Rugby

•	Awarded a provisional gaming license by the Nebraska Racing and Gaming Commission.

•	Extended official data & integrity partnership with Brazil’s National Basketball League

•	Partnered with Ryder Cup to launch the Ryder Cup Game Zone, an interactive gamification hub for fans

•	Appointed former MediaMath CTO, Manny Puentes as GM, Advertising

Financial Outlook

Genius expects to generate Group Revenue of approximately $412 million and Group Adjusted EBITDA of approximately $53 million in 2023. The Company is also reaffirming its expectation to generate positive free-cash-flow in the second half of 2023.

$ in millions	Q1 2023A	Q2 2023A	Q3 2023A	Q4 2023E	FY 2023E
Group Revenue	97	87	102	126	412
Betting Technology, Content & Services	65	57	66	80	268
Media Technology, Content & Services	22	18	23	31	94
Sports Technology & Services	11	12	13	15	50
Group Adjusted EBITDA	8	16	18	11	53

Note: values may not add up due to rounding

Financial Statements & Reconciliation Tables

Genius Sports Limited

Condensed Consolidated Statements of Operations

(Unaudited)

(Amounts in thousands, except share and per share data)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2023	2022	2023	2022
Revenue	$101,729	$78,650	$285,805	$235,690
Cost of revenue	77,446	72,821	227,316	236,013

Gross profit (loss)	24,283	5,829	58,489	(323)

Operating expenses:
Sales and marketing	5,827	6,207	19,807	24,412
Research and development	6,115	8,105	18,196	23,230
General and administrative	20,399	24,878	58,091	89,964
Transaction expenses	832	—	2,156	128

Total operating expense	33,173	39,190	98,250	137,734

Loss from operations	(8,890)	(33,361)	(39,761)	(138,057)

Interest income (expense), net	1,157	(367)	1,373	(1,133)
Loss on disposal of assets	(10)	(164)	(32)	(171)
(Loss) gain on fair value remeasurement of contingent consideration	—	—	(2,809)	4,408
Change in fair value of derivative warrant liabilities	—	(2,224)	(534)	11,196
(Loss) gain on foreign currency	(4,210)	25,548	(1,913)	68,302

Total other (expense) income	(3,063)	22,793	(3,915)	82,602

Loss before income taxes	(11,953)	(10,568)	(43,676)	(55,455)

Income tax expense	(1,163)	(229)	(5,763)	(744)
Gain from equity method investment	1,500	1,830	2,357	2,279

Net loss	$(11,616)	$(8,967)	$(47,082)	$(53,920)

Loss per share attributable to common stockholders:
Basic and diluted	$(0.06)	$(0.04)	$(0.23)	$(0.27)
Weighted average common stock outstanding:
Basic and diluted	208,757,564	200,142,706	207,832,739	198,099,515

Genius Sports Limited

Condensed Consolidated Balance Sheets

(Amounts in thousands, except share and per share data)

	(Unaudited)
	September 30	December 31
	2023	2022
ASSETS
Current assets:
Cash and cash equivalents	$91,992	$122,715
Restricted cash, current	—	12,102
Accounts receivable, net	61,663	33,378
Contract assets	43,220	38,447
Prepaid expenses	50,055	28,207
Other current assets	1,131	1,668

Total current assets	248,061	236,517

Property and equipment, net	11,437	12,881
Intangible assets, net	134,760	149,248
Operating lease right of use assets	8,077	6,459
Goodwill	312,396	309,894
Investments	24,677	23,682
Restricted cash, non-current	24,399	24,203
Other assets	8,392	10,453

Total assets	$772,199	$773,337

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$43,703	$33,121
Accrued expenses	66,005	56,956
Deferred revenue	41,344	41,273
Current debt	7,301	7,405
Derivative warrant liabilities	—	6,922
Operating lease liabilities, current	3,400	3,462
Other current liabilities	12,980	22,001

Total current liabilities	174,733	171,140

Long-term debt – less current portion	23	7,088
Deferred tax liability	15,826	15,009
Operating lease liabilities, non-current	4,177	3,284

Total liabilities	194,759	196,521

Shareholders’ equity
Common stock, $0.01 par value, unlimited shares authorized, 213,027,402 shares issued and 208,921,454 shares outstanding at September 30, 2023; unlimited shares authorized, 201,853,695 shares issued and outstanding at December 31, 2022	2,130	2,019
B Shares, $0.0001 par value, 22,500,000 shares authorized, 18,500,000 shares issued and outstanding at September 30, 2023 and December 31, 2022	2	2
Additional paid-in capital	1,630,132	1,568,917
Treasury stock, at cost, 4,105,948 shares at September 30, 2023; nil shares at December 31, 2022	(17,653)	—
Accumulated deficit	(986,035)	(938,953)
Accumulated other comprehensive loss	(51,136)	(55,169)

Total shareholders’ equity	577,440	576,816

Total liabilities and shareholders’ equity	$772,199	$773,337

Genius Sports Limited

Condensed Consolidated Statements of Cash Flows

(Unaudited)

(Amounts in thousands)

	Nine Months Ended
	September 30	September 30
	2023	2022
Cash Flows from operating activities:
Net loss	$(47,082)	$(53,920)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	53,025	51,422
Loss on disposal of assets	32	171
Loss (gain) on fair value remeasurement of contingent consideration	2,809	(4,408)
Stock-based compensation	19,248	78,647
Change in fair value of derivative warrant liabilities	534	(11,196)
Non-cash interest expense, net	187	526
Non-cash lease expense	2,941	4,896
Loss on lease abandonment	—	281
Amortization of contract cost	743	652
Deferred income taxes	710	(60)
Provision for doubtful accounts	1,441	696
Gain from equity method investment	(2,357)	(2,279)
Loss (gain) on foreign currency remeasurement	1,224	(55,638)
Changes in operating assets and liabilities
Accounts receivable	(32,285)	5,360
Contract asset	(4,555)	(15,434)
Prepaid expenses	(22,056)	(22,074)
Other current assets	562	2,824
Other assets	1,547	(4,669)
Accounts payable	10,529	13,350
Accrued expenses	8,767	(7,912)
Deferred revenue	(268)	17,938
Other current liabilities	(1,865)	10,979
Operating lease liabilities	(2,982)	(5,177)
Other liabilities	—	(10,109)

Net cash used in operating activities	(9,151)	(5,134)
Cash flows from investing activities:
Purchases of property and equipment	(2,480)	(3,913)
Capitalization of internally developed software costs	(33,004)	(31,304)
Distributions from (contribution to) equity method investments	1,555	(7,871)
Equity investments without readily determinable fair values	—	(150)
Purchases of intangible assets	(240)	—
Acquisition of business, net of cash acquired	—	(20)
Proceeds from disposal of assets	53	131

Net cash used in investing activities	(34,116)	(43,127)
Cash flows from financing activities:
Repayment of loans and mortgage	(16)	—
Proceeds from exercise of Public Warrants	6,812	—
Repayment of promissory notes	(7,387)	—

Net cash used in financing activities	(591)	—
Effect of exchange rate changes on cash, cash equivalents and restricted cash	1,229	(23,722)
Net decrease in cash, cash equivalents and restricted cash	(42,629)	(71,983)
Cash, cash equivalents and restricted cash at beginning of period	159,020	222,378

Cash, cash equivalents and restricted cash at end of period	$116,391	$150,395

Supplemental disclosure of cash activities:
Cash paid during the period for interest	$3	$607
Cash paid during the period for income taxes	$4,132	$1,626
Supplemental disclosure of noncash investing and financing activities:
Acquisition of common shares by subsidiary in connection with warrant redemptions	$17,653	$—
Promissory notes arising from equity method investments	$—	$14,688
Issuance of common stock in connection with business combinations	$10,157	$17,452

Genius Sports Limited

Reconciliation of U.S. GAAP Net loss to Adjusted EBITDA

(Unaudited)

(Amounts in thousands)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2023	2022	2023	2022
	(dollars, in thousands)		(dollars, in thousands)
Consolidated net loss	$(11,616)	$(8,967)	$(47,082)	$(53,920)
Adjusted for:
Net, interest (income) expense	(1,157)	367	(1,373)	1,133
Income tax expense	1,163	229	5,763	744
Amortization of acquired intangibles (1)	10,321	9,604	30,171	30,521
Other depreciation and amortization (2)	7,942	7,273	23,597	21,553
Stock-based compensation (3)	5,063	17,970	19,392	78,747
Transaction expenses	832	—	2,156	128
Litigation and related costs (4)	21	2,355	1,413	11,600
Change in fair value of derivative warrant liabilities	—	2,224	534	(11,196)
Loss (gain) on fair value remeasurement of contingent consideration	—	—	2,809	(4,408)
Loss (gain) on foreign currency	4,210	(25,548)	1,913	(68,302)
Other (5)	916	2,151	2,094	6,527

Adjusted EBITDA	$17,695	$7,658	$41,387	$13,127

(1)	Includes amortization of intangible assets generated through business acquisitions, inclusive of amortization for data rights, marketing products, and acquired technology.
(2)

Includes depreciation of Genius’ property and equipment, amortization of contract cost, and amortization of internally developed software and other intangible assets. Excludes amortization of intangible assets generated through business acquisitions.

(3)

Includes restricted shares, stock options, equity-settled restricted share units, cash-settled restricted share units and equity-settled performance-based restricted share units granted to employees and directors (including related employer payroll taxes) and equity-classified non-employee awards issued to suppliers.

(4)	Includes mainly legal and related costs in connection with non-routine litigation matters including Sportradar litigation and BetConstruct litigation.
(5)	Includes expenses incurred related to earn-out payments on historical acquisitions, gain/losses on disposal of assets and severance costs.

Webcast and Conference Call Details

Genius Sports management will host a conference call and webcast today at 8:00AM ET to discuss the Company’s third quarter results.

The conference call may be accessed by dialing (646) 307-1963.

A live audio webcast may be accessed on the Company’s investor relations website at investors.geniussports.com along with Genius’ earnings press release and related materials. A replay of the webcast will be available on the website within 24 hours after the call.

About Genius Sports

Genius Sports is the official data, technology and broadcast partner that powers the global ecosystem connecting sports, betting and media. Our technology is used in over 150 countries worldwide, creating highly immersive products that enrich fan experiences for the entire sports industry.

We are the trusted partner to over 400 sports organizations, including many of the world’s largest leagues and federations such as the NFL, EPL, FIBA, NCAA, NASCAR, AFA and Liga MX.

Genius Sports is uniquely positioned through cutting-edge technology, scale and global reach to support our partners. Our innovative use of big data, computer vision, machine learning, and augmented reality, connects the entire sports ecosystem from the rights holder all the way through to the fan.

Non-GAAP Financial Measures

This press release includes non-GAAP financial measures not presented in accordance with U.S. GAAP. A reconciliation of the most comparable GAAP measure to its non-GAAP measure is included above.

Adjusted EBITDA

We present Group adjusted EBITDA and Group adjusted EBITDA margin, non-GAAP performance measures, to supplement our results presented in accordance with U.S. GAAP. Group adjusted EBITDA is defined as earnings before interest, income tax, depreciation and amortization and other items that are unusual or not related to our revenue-generating operations, including stock-based compensation expense (including related employer payroll taxes), change in fair value of derivative warrant liabilities and remeasurement of contingent consideration. Group adjusted EBITDA margin is calculated as Group adjusted EBITDA divided by Group revenue.

Group adjusted EBITDA and Group adjusted EBITDA margin are used by management to evaluate our core operating performance on a comparable basis and to make strategic decisions. We believe Group adjusted EBITDA and Group adjusted EBITDA margin are useful to investors for the same reasons as well as in evaluating our operating performance against competitors, which commonly disclose similar performance measures. However, our calculation of Group adjusted EBITDA and Group adjusted EBITDA margin may not be comparable to other similarly titled performance measures of other companies. Group adjusted EBITDA and Group adjusted EBITDA margin are not intended to be a substitute for any U.S. GAAP financial measure.

We do not provide a reconciliation of Group adjusted EBITDA to consolidated net income/(loss) on a forward-looking basis because we are unable to forecast certain items required to develop meaningful comparable GAAP financial measures without unreasonable efforts. These items are difficult to predict and estimate and are primarily dependent on future events. The impact of these items could be significant to our projections.

Constant Currency

Certain income statement items in this press release are discussed on a constant currency basis. Our results between periods may not be comparable due to foreign currency translation effects. We present certain income statement items on a constant currency basis, as if GBP:USD exchange rate had remained constant period-over-period, to enhance the comparability of our results. We calculate income statement constant currency amounts by taking the relevant average GBP:USD exchange rate used in the preparation of our income statement for the more recent comparative period and apply it to the actual GBP amount used in the preparation of our income statement for the prior comparative period.

Constant currency amounts only adjust for the impact related to the translation of our consolidated financial statements from GBP to USD. Constant currency amounts do not adjust for any other translation effects, such as the translation of results of subsidiaries whose functional currency is other than GBP or USD.

Forward-Looking Statements

This press release contains forward-looking statements as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that involve significant risks and uncertainties. All statements other than statements of historical facts are forward-looking statements. These forward-looking statements include information about our possible or assumed future results of operations or our performance. Words such as “expects,” “intends,” “plans,” “believes,” “anticipates,” “estimates,” and variations of such words and similar expressions are intended to identify such forward looking statements. Although we believe that the forward-looking statements contained in this press release are based on reasonable assumptions, you should be aware that many factors could affect our actual financial results or results of operations and could cause actual results to differ materially from those in such forward-looking statements, including but not limited to: the effect of COVID-19 on our business, risks related to our reliance on relationships with sports organizations and the potential loss of such relationships or failure to renew or expand existing relationships; fraud, corruption or negligence related to sports events, or by our employees or contracted statisticians; risks related to changes in domestic and foreign laws and regulations or their interpretation; compliance with applicable data protection and privacy laws; pending litigation and investigations; the failure to protect or enforce our proprietary and intellectual property rights; claims for intellectual property infringement; our reliance on information technology; risks related to our ability to achieve the anticipated benefits from the business combination with dMY Technology Group, Inc. II; and other factors included under the heading “Risk Factors” in our Annual Report on Form 20-F filed with the SEC on March 30, 2023.

Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. We undertake no obligation to publicly update or revise any forward-looking statements contained herein, to reflect any change in our expectations with respect to such statements or any change in events, conditions or circumstances upon which any statement is based.

Contact:

Media

Chris Dougan, Chief Communications Officer

+1 (202) 766-4430

chris.dougan@geniussports.com

Investors

Brandon Bukstel, Investor Relations Manager

+1 (954)-554-7932

brandon.bukstel@geniussports.com